EXHIBIT 3

100 NORTHFIELD STREET GREENWICH, CT 06830 TEL: 203.618.0065 FAX: 203.618.0063 January 25, 2007

Mr. Douglas R. Conant

Chief Executive Officer

Campbell Soup Company

1 Campbell Place

Camden, NJ 08130-1799

Re: Applebee’s International

Dear Mr. Conant:

I am writing to you in your capacity as Chairman of the Compensation Committee (the “Committee”) of Applebee’s International, Inc. on behalf of Breeden Partners, which owns 3.9 million Applebee’s shares, or just over 5% of the company’s outstanding shares. We wish to express our concerns with the bonus eligibility criteria adopted by the Committee, particularly the failure to utilize relative shareholder returns or other measures of competitiveness. In addition, we want to offer specific suggestions for improving the company’s compensation policies.

“In determining the long-term incentive component of CEO compensation, the Executive Compensation Committee will consider, among other matters, the Company’s performance and relative shareholder return...”

Charter, Applebee’s Compensation Committee

Given that the slide in the company’s operating performance has now entered its fourth year, it is long past time to start basing senior executive compensation in significant part on “relative shareholder return,” exactly as the Committee’s charter suggests. Unfortunately, the “performance criteria” recently adopted by the Committee under Applebee’s 1999 Management and Executive Incentive Plan and the 2001 Senior Executive Bonus Plan as disclosed in the company’s Form 8-K don’t appear to measure relative performance in any area.

Unless there is detail that has not yet been disclosed, the Committee’s “performance criteria” seem vague and ineffectively targeted. The result is essentially a license to pay anything to anyone, irrespective of actual performance in the marketplace. While I understand that the Committee held back cash bonuses for 2005 on a discretionary basis, the Committee should revise its current criteria formally to put the “performance” back into “performance criteria.” At the same time, other compensation practices should also be changed to eliminate unnecessary expense and unhealthy practices.

Applebee’s Dreadful Performance Record

The starting point for evaluating Applebee’s compensation practices should be the company’s performance, which has been abysmal in recent years. As shown in the table below, during the three years ended December 1, 2006 (immediately before the Committee adopted the current performance metrics), Applebee’s was next to worst in creating total shareholder return (“TSR”) of any publicly traded casual dining company (13th out of 14 companies).

*Source: Bloomberg. Total return assumes dividends reinvested into the security. Peer group composition sourced from Nations Restaurant News (Volume 40, No. 26 “Dinnerhouse Chains & Restaurants,” page 104). This group excludes Texas Roadhouse (TXRH), which completed an initial public offering in October of 2004.

No matter which comparison to its peers one chooses to use,1 Applebee’s shareholders have lost hundreds of millions of dollars in value compared to what they

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1 As shown above, the TSR of Darden grew by approximately 100% during the period, and that of California Pizza Kitchen grew by just over 71%, in each case while operating in the same macroeconomic environment and facing the same competitive challenges as Applebee’s. The 75th percentile of TSR performance for the entire casual dining peer group was up 34%, and the TSR of the S&P 500 was up 38.3%. By contrast to all these comparisons, Applebee’s had a TSR of MINUS 13.4%. Applebee’s performance was 113.3% worse than Darden, 51.7% worse than the S&P 500, and 47.4% worse than the 75th percentile of the casual dining peer group.

would have enjoyed had Applebee’s achieved a competitive level of performance. The Committee’s compensation scheme seems to ignore this reality.

Pay Without Performance

Even if the Committee’s charter did not so clearly contemplate it, peer group performance comparisons should be a major part of the compensation formula for all senior officers, as they are across many well-run American businesses. However, despite having the next to worst performance of peer companies as discussed above, the top 5 officers of Applebee’s received over $30 million in total compensation2 over the period 2003-2005. The board’s willingness to award pay without performance seriously weakens the sense of urgency management should feel about the need to cure the company’s performance issues.

Deteriorating Fundamentals

The disastrous performance of Applebee’s share values during the past three years mirrors the steady deterioration that has been going on in Applebee’s operations. Among other important measures, same store sales, margins on company operated restaurants and return on invested capital have all fallen sharply in recent years.

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 2 In computing this figure we valued stock options using a Black-Scholes formula as of the end of the fiscal year in which grants were made.

Source: Company filings.

Source: Merrill Lynch.

Source: Merrill Lynch (Rachael Rothman, CFA), “Buy:Strategic initiatives could create value.” Research report dated October 17, 2006 (the “Merrill Lynch Report”), p.5.

Source: Breeden Partners based on the Merrill Lynch Report, page 5, chart 5.

While management routinely offers various excuses for the company’s deteriorating performance, serious internal problems appear to underlie Applebee’s lack of results. These issues include:

•	a fundamentally flawed growth strategy;
•	ineffective leadership during several years prior to Dave Goebel becoming CEO;
•	serious ongoing internal weaknesses in marketing and finance;
•	poor capital allocation policies;
•	excessive overhead costs;
•	an ineffective board;
•	poor governance practices of various types; and
•	inability to make timely decisions of consequence.

The compensation issues at Applebee’s appear to reflect a broader set of problems at the top of the company. Left uncorrected, the deterioration in the company’s fundamentals will continue to cause serious and long-lasting harm to the company. In this situation, the board needs to be using every tool at its disposal, including the compensation system, to correct these problems and ignite growth.

Unhealthy Compensation Practices Encourage Business Failure

In recent years the company has followed several unhealthy compensation practices that ought to be ended.

Personal Use of Corporate Aircraft

On several occasions we have expressed our objection to management to the company’s practice of allowing Applebee’s executives to use corporate aircraft for personal use.

On 29 occasions from April 2006 through January 2007, Applebee’s corporate aircraft flew into and out of Galveston, Texas, where former CEO Lloyd Hill happens to own a beach house. The nearest Applebee’s restaurant is more than 40 miles away. Though Mr. Hill ceased to be CEO in September 2006, company planes continue the Galveston shuttle.

We do not believe that shareholder interests are served by turning corporate aircraft into flying limousines for senior executives’ personal vacations. Just as importantly, this practice is inconsistent with the wholesome “neighborhood values” that Applebee’s claims to embody as a company. I am quite certain that most Applebee’s customers would be shocked to find out that a portion of the cost of their meal goes to fly the former CEO back and forth to his beach house aboard a corporate plane.

Paying Executives’ Income Taxes with Shareholder Funds

It is bad enough that at a time of rapidly shrinking margins the company operates more aircraft than it needs for business purposes. However, the Committee also decided that Applebee’s executives should be able to take personal trips aboard Air Applebee’s as a gratuity, paying absolutely nothing in cost reimbursement for the privilege. In addition to not requiring executives to pay any of the costs for their personal travel, the Committee has taken the extraordinary step of requiring shareholders to pay the income taxes owed by the CEO and other senior executives for their aerial vacation tours.

Grossing up the income of the CEO to cover the income taxes he owes for free flights on company planes is a reprehensible practice, particularly for a company beset by excessive overhead and declining shareholder value. This policy is emblematic of the board’s insensitivity to, and disregard for, the company’s earnings, the interests of its shareholders and basic values.

These senseless practices cannot be justified by the argument your executives have made in response to our criticisms that that the aggregate cost of such waste is not too great. Beyond the fact that little things add up, principles are important irrespective of the dollar amounts. One of those principles is the fundamental importance of using shareholder funds as wisely as possible. Hopefully as the leader of a major American business you would agree that it isn’t just what you pay, but how you pay it that is important to the ethical and business tone within the company.

Turning a blind eye to egregious expenses for the CEO and other senior executives - even if they are relatively modest amounts - sends the wrong message across the Applebee’s system that unjustifiable expenses can be overlooked. A better message would be that everyone from the Chairman on down needs to identify every possible way to improve efficiency and profitability. It is our strong hope that, as conscientious directors, the Committee will terminate the tax gross-up policy forthwith, along with ending personal use of Air Applebee’s altogether. This would send a positive signal to Applebee’s executives as well as to the entire employee base that the board means business in cutting overhead and restoring growth in profitability.

The Committee’s Bonus Criteria

The performance criteria selected by the Committee cover important issues, but they don’t do so as effectively as they should. While I will briefly mention problems with each of the criteria identified in the company’s 8-K filing last month, each of these criteria could benefit from more extended discussion. We would be happy to discuss alternatives with you at any time. In the meantime, everyone would benefit from increased disclosure of the standards and benchmarks for which executives will be held accountable. Frankly we do not see how you can expect any incentive plan to be successful in creating the desired results without a clear articulation of required targets.

At the outset, it is worth noting that four of the five criteria used by the Committee overlap one another to a very significant degree. Turnover, guest preferences and traffic growth are all component parts of restaurant operating profit. Since they are already included in restaurant operating profit, the company doesn’t need to pay twice for reduced employee turnover, guest preferences and traffic growth. These criteria should be deleted altogether.

A. Employee Turnover. As a simplistic matter, it sounds sensible to reward management for reducing employee turnover, and turnover is a significant issue in any food service company. Companies will benefit if they can reduce turnover without incremental cost, though companies will not necessarily benefit if a reduction in turnover is accomplished by overpaying staff, lowering selection standards or retaining poor performers. While the public disclosure does not make clear how this factor (or, indeed, the other criteria) will be applied, it has the potential to encourage faster than necessary wage cost spirals, as well as to create a disincentive to terminate problem or unproductive employees.

B. Guest Preference Opinion Polls. Guest preference opinion polls are another inappropriate bonus factor. For three years same store sales have declined as Applebee’s management lost touch with its customer base. That is the most accurate and relevant measure of guest preferences. However, the Committee has evidently decided to base compensation in part on opinion polls concerning guest preferences rather than actual results. We are all familiar with the fact that opinion polls have built in margins of error that can be significant, and results can easily be manipulated depending on the exact wording of the questions. Since guest preferences are already a component of restaurant operating profit, we would suggest that this element be turned into a minimum eligibility threshold. For example, you could require that the company generate a minimum percentage (such as 3%) annual growth in same store sales in order for executives to be eligible for some percentage (such as 25%) of their overall incentive payments.

C. Traffic Growth. Like reducing turnover, this factor is important to any restaurant chain. However, if traffic growth in restaurants is achieved by heavy discounting through coupons, “two for one” promotions or price reductions that significantly reduce average check size and profit margins, then traffic growth could be counterproductive rather than beneficial. Such discounting is a potentially dangerous practice that causes customers to wait for further discounts before returning to the restaurants, making this a factor that could unwittingly create counterproductive incentives.

D. Restaurant Operating Profit. As long as Applebee’s continues to own nearly 500 company-owned restaurants, the level of restaurant operating margins in these company-owned facilities is obviously critical to Applebee’s financial results. Even if the number of company-owned restaurants is reduced as we have suggested, this factor will still be an important driver of profitability. However, we would suggest that as a factor in computing bonus payments two changes should be made. First, we believe that a specific minimum hurdle rate should be required in order to be eligible for some portion of annual incentive targets.3 Second, we think that this factor should be based on comparative performance among the peer companies.

E. Earnings Per Share. Growth in EPS does not always result in growth in share price. Management can cause EPS to increase through use of accounting conventions and accruals even if operating margins are declining. Of course EPS is also affected heavily by share repurchases, without necessarily reflecting any performance improvement. For these and other reasons we believe that measures such as TSR, Economic Value Added (“EVA”) or free cash flow generation are superior to EPS in measuring financial performance for bonus eligibility purposes.

This is an area where performance comparisons are essential. If Applebee’s increases EPS (or TSR or EVA) but does so at a rate lower than every one of its competitors, then surely incentive compensation would not be warranted. During the past three years 93% of Applebee’s competitors had superior performance in creating shareholder wealth. If that record continues, executives should be replaced, not awarded bonuses.

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3  Since the restaurant operating profit margin averaged 15.4% from 2001-2004, and it was 15.6% as recently as 2004, we think something like 15% would be a reasonable minimum profitability hurdle for some percentage (such as 25%) of bonus eligibility.

By eliminating any bonus component comparing Applebee’s performance to that of its competitors, and by failing to set minimum performance targets that can be rigorously measured, the Committee appears to have made it possible for Applebee’s management to earn incentive compensation even if their performance is terrible. We hope that is not what the Committee intended, and that you will act promptly to rectify this problem. We believe in awarding incentive compensation, but we think it should be earned by meeting serious performance targets, not given out as an entitlement. Accountability for performance is essential to avoid pure waste of corporate assets.

Our Suggestions

As shareholders, we want to see Applebee’s succeed in the marketplace, and the Committee’s role is very important in fostering growth. While we expect to offer additional suggestions in the future, we would offer the following specific ideas for the Committee’s consideration.

1. There should be a moratorium on any incentive compensation for any tier one executives so long as TSR remains negative.4 Similarly, incentive compensation should be zero if the company remains in the fourth quartile of relative performance in generating TSR.

2. A large proportion of incentive compensation (such as 50-75%) should be based on relative measures of performance compared to the company’s publicly traded casual dining competitors shown on page two of this letter.5

3. Growth in average per restaurant royalty fees from franchise operations should be included as an incentive target for relevant executives (including the CEO and CFO), since franchisees represent 73% of the company’s system.

4. The level of free cash flow would be a healthy measure for some portion of incentive opportunities, especially for the CEO and CFO.

5. Minimum relative performance in generating TSR or EVA (such as being in the top 20%) should be a significant part of every executive’s target incentive eligibility. All executives should have a vital stake in the company outperforming its peers.

6. Personal use of corporate aircraft should be banned.6 Tax gross-up payments made during the last three years should be repaid to the company.

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4 We can envision executives earning incentive compensation in a year when TSR is negative if the company’s results are among the best of peer companies. However, given the three year record of losses, we think that the board needs to draw a line in the sand for 2007 concerning further loss of shareholder value.

5 The company and the Committee should discontinue use of the Hemscott Group Index for performance comparisons, as it includes scores of non-comparable companies.

 6If any personal usage is permitted, it should require reimbursement of all fully allocated costs as determined by independent outside cost analysts. However, the right answer is to eliminate all personal use of company planes once and for all.

7. The Committee should retain new compensation consultants. These consultants should not have previously worked for the company, and they should not perform any other work for the company other than advising the Committee.

Compensation Committee Independence

It is a fundamental principle of healthy governance that the board’s compensation committee should be comprised entirely of directors who are independent of management, both in fact and in appearance. Indeed, Applebee’s Proxy Statement for 2006 states “[n]o current or past executive officers or employees of the Company serve on our Executive Compensation Committee.” However, one member of the Committee, Mr. Burton Sack, served as an Executive Vice President from 1994 to 1997. Prior to serving as a senior officer, Mr. Sack sold his franchises to the company for millions of dollars. Today he operates restaurants that compete with those of the company. Given these facts, we believe that Mr. Sack should resign from the Committee.

I would have preferred to write to you privately concerning these issues and our suggestions to improve the company’s practices. However, in the current circumstances our lawyers have advised us that we must publicly file this letter with the United States Securities and Exchange Commission. Nonetheless, we hope that you will not wait until the 2007 annual meeting before addressing the company’s compensation issues. Please don’t hesitate to call me at (203) 618-0065 at any time to discuss any of the foregoing ideas.

Sincerely,

Richard C. Breeden

cc: Members of the Board of Directors

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